Filed by Brookfield DTLA Fund Office Trust Investor Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: MPG Office Trust, Inc.
Commission File No.: 001-31717

The following is a transcript of portions of comments made by Dennis Friedrich, Chief Executive Officer of Brookfield Office Properties Inc. (“BPO”) on June 5, 2013 at the National Association of Real Estate Investment Trusts’ REIT Week 2013 conference. The portions of Mr. Friedrich’s comments transcribed below concern the announced transaction between BPO and MPG Office Trust, Inc. (“MPG”).

Transcript of Dennis Friedrich comments, June 5, 2013.

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Moderator: And maybe if we just go to sort of recent news, for you guys in terms of the announced acquisition of, or consolidation of your portfolio in LA with Maguire’s in the DTLA JV. I know you’re limited in what you can say, but if you could just maybe provide us an update on where you’re at with that transaction, as well as maybe just remind us of the strategic rationale behind that move. I mean, it was a market where you could have made the decision to exit LA given the size and scale, you went the other way. What drove that decision?

Dennis Friedrich: Sure, so I guess just to start, just a progress update, you know, unfortunately I can’t really, we’re on sort of a critical stage right now on a public transaction, but we’re moving to commence the tender offer for the preferred shares. We expect that to happen probably within the next week or so. Timing in terms of closing, projected closing, for the transaction is very much in line with what we said — likely the early part of the third quarter. So everything is moving on track from that standpoint. We’re really very excited about the transaction; we think it makes a lot of strategic sense for us. We have been in the marketplace since 2006; we see a lot of positive trends to Downtown LA. You know, it has been challenged from the leasing velocity standpoint at times. But for us this was the ability to convert an 83% interest in a limited portfolio of properties, three properties, in essence, and convert that into a 47% interest in a much larger, more enhanced portfolio in terms of the market; we think we’re going to capture some good synergies through that. And we really did that effectively by raising capital, private capital around this opportunity and our investment, incremental investment, we expect to only be in sort of the $140 million range. We didn’t contemplate exiting the market; we see positive developments in terms of residential increases so we think the market still has room for growth in terms of rent growth. The entire basin is improving from an economic standpoint; the West Side is improving. So, this transaction made a lot of sense for us and really greatly enhanced our position and the value of our holdings in one major gateway city.

Moderator: OK, and maybe without commenting on the combined portfolio, just in your existing assets in LA, I mean the market has been a little soft as you mentioned in terms of leasing. When do you see that market stabilizing and when do you think that maybe the buildings that you already owned could stabilize?

Dennis Friedrich: Right, so the buildings we currently own, the three buildings we bought, or acquired those assets, and they were at an occupancy level in the low 80%, it was about 83%, and we have moved them up to 90% over time. We are going into the transaction expecting there to be sort of a slow and steady improvement. But we see immediate opportunities, just with our sponsorship in the transaction and our understanding of the marketplace there, and just a greater market reach to be able to take the MPG assets which have actually trended sort of in the opposite direction over time — have historically been comfortably over 90% occupancy and over the upcoming years bring that occupancy level back up through capital investment, through strong sponsorship, and our tenant relationships around the globe.

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Portions of this transcript relate to preliminary communications made before the commencement of a tender offer for the issued and outstanding shares of the 7.625% Series A Cumulative Redeemable Preferred Stock (“Preferred Stock”) of MPG by Brookfield DTLA Inc. (“Purchaser”), a wholly-owned Delaware subsidiary of BPO, pursuant to an Agreement and Plan of Merger, dated as of April 24, 2013 (as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013), by and among MPG, Brookfield DTLA Holdings LLC, a Delaware limited liability company (which was converted from a Delaware limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (“Sub REIT”), Brookfield DTLA Fund Office Trust Inc., a Maryland corporation, Brookfield DTLA Fund Properties LLC, a Maryland limited liability company and MPG Office, L.P., a Maryland limited partnership. In addition, Sub REIT, a company that has been established in connection with the transaction, will file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) relating to preferred stock of Sub REIT that may be issued to holders of Preferred Stock who do not tender into the tender offer.

The tender offer to be made in connection with the transaction described in this transcript has not yet commenced, and this transcript does not constitute an offer to purchase or the solicitation of an offer to sell any securities or the registration of any securities. The solicitation and the offer to buy shares of Preferred Stock will be made pursuant to an offer to purchase and related materials that Purchaser intends to file with the SEC. At the time the tender offer is commenced, Purchaser will file a tender offer statement with the SEC on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and thereafter MPG will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND HOLDERS OF PREFERRED STOCK ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY RELATED REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SUB REIT THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These materials will be sent free of charge to all MPG preferred stockholders. In addition, all of those materials (and all other materials filed or furnished by MPG, Brookfield or Sub REIT with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. The Schedule TO (including the offer to purchase and related materials), the Schedule 14D-9 (including the solicitation/recommendation statement) and any related Registration Statement, once filed, may also be obtained for free by contacting the Information Agent for the tender offer which will be named in the Schedule TO.

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This transcript contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors relating to the proposed transaction including, but not limited to, the failure to receive the approval of the stockholders of MPG for the transaction; the possibility that various other closing conditions for the transaction may not be satisfied or waived; failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of BPO and MPG; the outcome of litigation which may arise in connection with the transaction; and the impact of legislative, regulatory and competitive changes and other risk factors relating to the real estate industry, as detailed from time to time in the reports of BPO and MPG filed with the SEC and the Canadian securities regulatory authorities, as applicable.

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We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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